June 26, 2009

Mr. Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Digital Ally, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 10, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 001-33899

Dear Mr. Spirgel:

We have reviewed your May 22, 2009 comment letter (the “Comment Letter”) regarding the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2009 (the “Form 10-Q”) of Digital Ally, Inc. (the “Registrant”).  On behalf of the Registrant, we submit this response letter.   For your convenience, we have provided our responses below in a question and answer format.  Your original comment is provided below in bold text, followed by our response.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	Please discuss how the-following items may impact current and future results:

•	changes in credit lines;
•	credit availability;
•	parties with which you have credit lines;
•	whether existing credit lines have matured or been called;
•	whether backup credit lines are available;
•	the ability to raise capital in a realistic evaluation of your current financial situation.

In future filings we will include the recommendations of the Staff in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).  This addition will appropriately address the Staff’s concerns as well as any other appropriate conditions.

2.
Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009.  Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

•	Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determine that it is not reasonably likely to occur, no disclosure is required; and,

•
If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition.  Disclosure is then required unless you determine that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur.  Please note that “reasonably likely” is a lower threshold than “more likely than not” but a higher threshold than “remote.’  The concept of “reasonably likely” is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when an accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your discussion as well:

•	The impact of changes in products;
•	Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
•	If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
•
To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

In future filings we will include the recommendations of the Staff in a new section in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that discusses our prospects for 2009 including any known trends, demands commitments or uncertainties.  This addition will appropriately address the Staff’s concerns as well as any other appropriate conditions.

Result of Operations

3.
Your discussion regarding results of operations should not consist ‘merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. You should address the underlying reasons for changes in the price versus volume mix. For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in MD&A should not stop once it identifies the price and volume components. In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed. The focus should be on an analysis of the factors that caused these changes to occur, in providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry, specific metrics. Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely state that the increase in revenues and costs of revenues is due to a significant acquisition. Rather, the contribution of the recent acquisition to total revenues should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed.

In response to the Staff’s comment, we will include the recommendations of the Staff by revising our MD&A to be included in future Form 10Q and 10K filing.  These revisions will appropriately address the Staff’s concerns as well as any other appropriate conditions.

For the Years Ended December 31, 2008 and 2007

Operating Expenses

Sales Commissions, page 25

4.
Please explain your statement regarding the increased expense being attributable to paying a commission for sales to an international customer. Please tell us to whom the commission was paid and discuss the detail. Expand disclosure in future filings and provide us with your proposed disclosure.

The commission is being paid to the specific international distributor who had cultivated the relationship with the customer and was previously selling our product to the customer.  In an effort to reduce its overall costs, the customer requested that it be permitted to purchase directly from Digital Ally, Inc. rather than buy through the distributor. As part of the arrangement we are paying a normal commission to our distributor based upon the sales to his customer.

In response to the Staff’s comment, we will revise our MD&A to be included in future 10K filings in the following manner:

Sales Commissions.  Sales commissions totaled $2,765,058 and $1,333,394 for the years ended December 31, 2008 and 2007, respectively, an increase of $1,431,664 (107%).  The increase in 2008 was commensurate with the 68% increase in revenue experienced during the year ended December 31, 2008 compared to 2007.  Sales commissions as a percentage of total revenues were 8.5% during the year ended December 31, 2008, a slight increase from the 6.9% experienced in 2007.  The increased percentage is principally attributable to a change involving our largest individual customer during the third quarter of 2008.  This international customer began to purchase directly from us on a commission basis, rather than from our international distributor.  Previously, this customer was buying from our distributor at his retail price and preferred to buy directly from us at better pricing.  Because of the size of the customer we agreed to sell directly to this customer.

Liquidity and Capital Resources page 26

5.	Discuss in detail why you have experienced increasing revenues and attained profitability in 2008 but also experienced a decline in cash flow from operations.

In response to the Staff’s comment, we will include the recommendations of the Staff by revising our MD&A to be included in future Form 10Q and 10K filing.  These revisions will appropriately address the Staff’s concerns as well as any other appropriate conditions.

In general, the reason for the negative cash flow from operations relates to funds used to increase inventory and accounts receivables during 2008.  Please refer to responses to Items 8 and 10 below regarding increases in inventories and accounts receivable.

Critical Accounting Estimates, page 29

6.	Please note that an accounting estimate is recognized as a “critical accounting estimate” if:

•	the accounting estimate requires you to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and
•
different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of your financial condition, changes in financial condition or results of operations.

To inform investors of each critical accounting estimate and to place it the context of your financial condition, changes in financial condition and results of operations, the following information is required:

•	A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;
•
An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the your financial statements affected by the accounting estimate;

•
A quantitative discussion of changes in line items in the financial statements and overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

•
A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

Sensitivity analyses should provide a quantitative discussion of how changes in variables will affect results rather than the blanket statements that you are calling sensitivity analyses. Please revise. Please provide us with your proposed disclosures.

In response to the Staff’s comment, we will revise the Critical Accounting Estimates section of our MD&A to be included in future Form 10Q and 10K filing.  These revisions will appropriately address the Staff’s concerns as well as any other appropriate conditions.  We have enclosed as Exhibit A our proposed wording for your consideration.

Financial Statements

Note 1.  Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

7.
We note that you sell primarily through a network of unaffiliated distributors/sales agents and they have significant accounts receivable balances. Please tell us about your return policy and disclose it in future filings. If appropriate, please tell us your consideration of the guidance in SFAS 48.

In response to the Staff’s comment, our products are shipped FOB shipping point (Grain Valley, Missouri) and there are no written or unwritten rights provided to customers under which they can return the products for credit.  The Company grants a two-year warranty for the product, which gives the customer the right to return defective products for repair and or replacement only.  We will revise our Revenue Recognition policy footnote to disclose that no right of return exists.

8.
In order to evaluate the appropriateness of your revenue recognition accounting policy, tell us in detail the nature and terms of your relationship with both your distributors and sales agents. In your response address, among other factors, the following:

•	Does the distributor act as a principal or as an agent in your relationship with you?
•	Who do you consider your customer?
•	Do you bill the ultimate customer or the distributor?
•	What is the nature of the service the distributor provides to you?
•	How do you compensate the distributor?
•	Do you ship the merchandise directly to the customer?
•	What are the credit terms and the return policy?
•
We note that you had an account receivable balance of $8,117,515 at March 31, 2009 and revenues of $4,389,184 for the three months ended March 31, 2009. Therefore, it appears that your sales collections have been minimal. Tell in detail why. Tell us whether there is an oral or written agreement whereby the distributor can wait to pay you until the merchandise is sold to the end user.

Considering the nature of our comment, tell us in more detail why you believe that your current revenue recognition accounting policy is appropriate. In your response address your consideration to SFAS 48 and SAB 101, as amended by SAB 104.

In response to the Staff’s comment, we have separate and distinct relationships between our independent sales agents that sell to domestic customers and our international distributors that we treat differently for revenue recognition purposes.  We will describe our relationship to each of these parties separately:

Independent Sales Agents - We use independent sales agents for our US domestic sales force.  These individuals generally carry other product lines and call upon the law enforcement community to solicit sales of our products as well as any other lines that they carry.  We receive purchase orders directly from the law enforcement agencies and generally ship these from our warehouse to the law enforcement agency.  The independent sales agent receives a commission on each sale that he solicits, bears his/her own costs (travel, hotels, telephone etc.) and does not hold any inventory of ours other than for demonstration purposes.  The following addresses your specific questions:

•	Does the distributor act as a principal or as an agent in your relationship with you?
Our independent sales agents act as agents not principals in these transactions.
•	Who do you consider your customer?
We consider the end user to be our customer which is typically the law enforcement agency.
•	Do you bill the ultimate customer or the distributor?
We invoice the ultimate customer which is typically the law enforcement agency.
•	What is the nature of the service the distributor provides to you?
Our sales agents solicit business only.  They do not inventory, service or warranty our product.
•	How do you compensate the distributor?
We pay them a commission based on a percentage of the selling price to the customer.
•	Do you ship the merchandise directly to the customer?
In most cases we ship the merchandise directly to the end customer.  Occasionally the customer requests us to ship the product to the installer of the system or other similar parties.
•	What are the credit terms and the return policy?
We generally sell on open account to our law enforcement agency customers subject to credit approval and limits based on our historical experience with the customer and other relevant factors.  Products can only be returned to us pursuant to our warranty policy for repair or exchange for a similar unit.

International Distributors - We generally use independent distributors for our international sales and distribution efforts.  Our international distributors are typically companies with a significant number of employees as opposed to individual representatives.  These companies represent many other law enforcement related products such as car dealerships (typically Ford or Dodge cars/trucks used in police applications), radar companies, mobile communications, and other product lines used by law enforcement.  These distributors call upon the law enforcement community to solicit sales of our product and other product lines that they carry.  We receive purchase orders directly from the distributor and generally ship directly from our warehouse to the distributor’s warehouse or showroom.  The distributor purchases our product at a wholesale price (generally 20% under retail) and then sells the product at what they determine the retail price should be for a particular order/customer.  The distributors retain all profit between the wholesale price they pay us and the retail price they charge their customers as their profit/compensation.  The distributor bears its own costs (advertising, insurance on the product, warehousing costs, travel, hotels, telephone etc.) and they hold inventory, accounts receivable from their customers and bear any/all risk of loss for their inventory and credit loss on accounts receivable.  The following addresses your specific questions:

•	Does the distributor act as a principal or as an agent in your relationship with you?
Our independent distributor acts as principal in these transactions.

•	Who do you consider your customer?
We consider the distributor as our customer and generally the end customer is not disclosed to us.
•	Do you bill the ultimate customer or the distributor?
We invoice the independent distributor.  The distributor is responsible for payment of the invoice on a prepayment basis or under normal payment terms with approved credit. The payment of the invoice is not dependent upon the sale or collection from their ultimate customer.
•	What is the nature of the service the distributor provides to you?
Our independent distributors conduct their business as a “retailer” of our products.  They develop their own advertising, warehousing, customer support and all other retailing activities.  Their customer base is their own, including their policies of granting credit etc. to customers who chose to buy from them. They purchase our product (and as it is their inventory, they bear all risk of loss), provide trade credit to their customers (and bear all credit risk), provide service when necessary and coordinate warranty activities.
•	How do you compensate the distributor?
We sell on a “wholesale” basis (typically our retail price less 20%) to the independent distributor who then sells to his customers on a “retail” basis (the distributor determines retail price).  The independent distributor retains all margins between wholesale and retail price as their profit/compensation.
•	Do you ship the merchandise directly to the customer?
In most cases we ship the merchandise directly to the independent distributor.
•	What are the credit terms and the return policy?
We generally sell on a prepaid basis to our independent distributors.  Occasionally we grant credit to distributors subject to our internal credit approval and limits based on our historical experience with the distributor and other relevant factors. We have obtained Multibuyer Export Credit Insurance through the Export Import Bank of the United States in order to expand our ability to grant credit to our international distributors while controlling our exposure to credit risk.  The product can only be returned to us pursuant to our warranty policy for repair or exchange for a similar unit.
•
We note that you had an account receivable balance of $8,117,515 at March 31, 2009 and revenues of $4,389,184 for the three months ended March 31, 2009. Therefore, it appears that your sales collections have been minimal. Tell in detail why. Tell us whether there is an oral or written agreement whereby the distributor can wait to pay you until the merchandise is sold to the end user.

The accounts receivable balance at March 31, 2009 was actually $4,473,907 rather than the $8,117,515 identified by the Staff.  Nevertheless, as the Staff suggests, our collections have slowed from historical levels.  We believe the following factors contributed to the slowing collections:

1.	Federal, state and local government agencies have come under increasing budgetary pressures caused by the current economic recession and its effect on sales, property and income tax receipts. We believe that these conditions have resulted in a slowing of payments from our primary domestic customers.

2.
Foreign governmental agencies have also come under increasing budgetary pressures caused by the current world-wide economic recession and its effect on sales, property and income tax receipts and their foreign equivalents.  We believe that these conditions have resulted in a slowing of payments from our distributors.  While the payment terms are not based upon the collection from their customers, we believe that the distributors are stretching payment terms as a result of liquidity issues caused by a slowing of their collections because their customers are governmental agencies.

3.
We granted trade credit to our largest international distributor who has Latin America (including Mexico) as his territory to accommodate orders it was expecting in the fourth quarter of 2008.  Several of these expected customers were located in Mexico and the orders were delayed because of the significant Mexican peso devaluation, civil unrest, and also the swine flu outbreak which virtually closed the Mexican government for weeks.  We decided to extend credit to this distributor because of its very good history of payment with us and the substantial sales volume (in excess of $15 million revenue since 2007) this distributor has generated without any credit issues.  Trade credit was granted prior to the devaluation, civil unrest and swine flu outbreak in Mexico and when those issues arose many of the distributor's Mexican-based customers began delaying their orders and payments to this distributor.  The accounts receivable balance was as high as $2,237,000 from this distributor and now has been reduced to a balance of $1,396,000.  We have been in constant contact with this distributor and strongly believe that collection of the remaining balance will not be an issue.

There is no written or oral agreement whereby any distributor may wait to pay Digital Ally, Inc. until the merchandise is sold to an end customer.

Considering the nature of our comment, tell us in more detail why you believe that your current revenue recognition accounting policy is appropriate. In your response address your consideration to SFAS 48 and SAB 101, as amended by SAB 104.

We recognize revenue from the sale of product when the product is shipped, title and risk of loss has been transferred to the purchaser, payment terms are fixed or determinable and payment is reasonably assured.  Generally, revenue is recognized upon shipment for both domestic and international sales (all product is shipped FOB our warehouse) in accordance with our revenue recognition policy consistent with SEC and other accounting guidance.   Our revenue recognition policy is appropriate given the specific facts and circumstances based upon our evaluation of SFAS 48, SAB 101 as amended by SAB 104 as follows:

SFAS 48- Our products are shipped FOB shipping point (Grain Valley, Missouri) and there are no written or unwritten rights provided to customers under which they can return the products for credit.  The Company does provide a two year warranty for the product which grants the customer the right to return defective products for repair and/or replacement only.  We will revise our Revenue Recognition policy footnote to disclose that no right of return exists.

SAB 101 as amended by SAB 104 - Staff Accounting Bulletin #101 as amended by SAB 104 requires the following conditions to be met in order to recognize revenue:

1)
Persuasive evidence or an arrangement exists.  We receive signed contracts and/or purchase orders prior to shipment that provides indisputable evidence that an arrangement exists.  The PO is a legally binding contract regarding performance by both parties that provides the number of units ordered, the price per unit and other relevant information.  There is no ambiguity as it relates to whether or not an arrangement exists.

2)
Delivery has occurred.  We ship FOB our warehouse in Grain Valley, Missouri using common carriers as per the terms of our purchase orders and/or contracts.  Our products are complete at the time of shipment/delivery and do not require follow on service, completion or revisions.  We do not record revenue until such time as shipment has occurred.  There is no ambiguity as it relates to whether or not delivery has occurred.

3)
The price is fixed or determinable.  The contract and/or purchase orders fix the quantity of products, the price per unit and any other relevant accessories or information.  There is no ambiguity as it relates to price.

4)
Collectability is reasonably assured. Our primary domestic customers are law enforcement agencies that receive funding from Federal, State and Local governmental agencies.  These customers have historically paid their invoices on a regular basis without collection issues.  Given the Federal, state and local governmental backing of these receivables we believe that they generally represent a low collectability risk.  We typically require prepayment from International distributors for a lengthy period of time until we develop history with the specific distributor before granting trade credit.  Trade credit is granted to international distributors based upon our history with them including their past payment practices, volume of historical and potential business and other relevant factors.  We have also obtained Multibuyer Export Credit Insurance through the Export Import Bank of the United States in order to expand our ability to grant credit to our international distributors while controlling our exposure to credit risk.  We believe our collection history demonstrates our compliance with this SAB 101 requirement, in that we have charged-off as uncollectible less than $15,000 in accounts receivable on cumulative revenues of $55 million since 2006.  Accordingly, we believe that our revenue recognition policy is in compliance with SAB 101(as amended by SAB 104) as it relates to the collectability of the trade receivable being reasonably assured.

Accounts Receivable, page F-7

9.
We note your policy that a trade receivable is considered to be past due if any portion is outstanding for more than 30 days beyond terms. In light of your significant accounts receivable balances at December 31, 2008 and March 31, 2009, tell us and disclose in future filings your terms for payment of your accounts receivable. If the terms vary, tell us about the different terms, to whom they are offered and the reason for the different terms. Based on your policy we would have expected larger allowances for doubtful accounts. Please reconcile.

In response to the Staff’s comment, please consider that the accounts receivable balance at March 31, 2009 was actually $4,473,907 rather than the $8,117,515 identified by the Staff.  Nonetheless, as the Staff suggests, our collections have slowed from historical levels for the reasons previously described.

Our stated terms are net 30 days and we consider an account receivable to be delinquent when it is 30 days beyond payment terms (or a total of over 60 days outstanding).  Our terms do not vary other than we generally require international distributors to prepay orders prior to shipment until we have adequate history to support granting trade credit.  Generally, when individual accounts go beyond 30 days past terms we begin collection activities which include a past due notice and eventually a call from our accounts receivable clerk.  Generally, these matters are cleared up quickly because they usually are the result of paperwork issues such as lost invoices, receiving/inspection notices not processed correctly by the customer, paperwork delays within the various governmental agencies and other similar matters.

Our average collection days have increased to 85 – 90 at December 31, 2008 and March 31, 2009 as a result of the following conditions:

1.
Federal, state and local government agencies have come under increasing budgetary pressures caused by the current economic recession and its effect on sales, property and income tax receipts.  We believe that these conditions have resulted in a slowing of payments from our primary domestic customers. Because of their nature, we consider receivables from these governmental agencies as fully collectible regardless of the slowing collections from these customers.

2.
Foreign governmental agencies have also come under increasing budgetary pressures caused by the current world-wide economic recession and its effect on sales, property and income tax receipts and their foreign equivalents.  We believe that these conditions have resulted in a slowing of payments from our distributors as a result of their liquidity issues since their customers are also governmental agencies.  We grant credit only to international distributors that have a very good history with our Company including timely payments and the volume of historical and potential business.

3.
We granted credit to our largest international distributor who covers Latin America (including Mexico) to accommodate orders they were expecting in the fourth quarter of 2008.  Several of these expected customers were located in Mexico and the orders were delayed because of the significant Mexican Peso devaluation, civil unrest, and also the swine flu outbreak which virtually closed the Mexican government for weeks.  We decided to extend credit to this distributor because of their very good history of payment with Digital Ally, Inc. and the substantial sales volume (in excess of $15 million revenue since 2007) this distributor has generated without any credit  issues.  The accounts receivable balance was as high as $2,237,000 from this distributor and now has a balance of $1,396,000.  We have been in constant contact with this distributor and believe that considering the approximate $841,000 in subsequent payments received, its historical payment record, and our overall history (over $15 million in revenues generated by this distributor since 2007) strongly suggests that the remaining balance is collectible and that no specific allowance is necessary on the remaining balance.

4.
We granted credit to the City of Jackson, Mississippi to accommodate a single large DVM-500 order it placed in the 4th quarter 2008 which totaled in excess of $652,000.  We decided to extend credit to this City agency because of its very good history of payment with us.  The accounts receivable balance was subsequently collected in full therefore we did not consider any specific allowance necessary for financial accounting and reporting purposes.

Inventories, page F-11

10.
Inventories, net of reserves, were $8,359,961 and $8,117,515 at December 31, 2008 and March 31, 2009 whereas cost of revenue for 2008 was $12,980,683 and was $2,529,644 for the three months ended March 31, 2009. Your inventories seem excessive, especially in light of your plans to discontinue your existing products and introduce a new product in 2009. Please reconcile your unreserved inventory balances with your needs for such inventory.

In response to the Staff’s comment, we have not discontinued our DVM-500 product line or any other product line.  Instead, we have introduced an upgraded version of the DVM-500 product (called the DVM-500 plus), which incorporates our new VoiceVault audio transmitter. The DVM-500 plus product otherwise is essentially the same as the DVM-500.  In addition, we are introducing a new DVM-750 product that incorporates many advanced features and a significantly higher price point. We plan to continue offering both the DVM-500 and DVM-750 product lines for the foreseeable future.

Generally, our products utilize the same or very similar component parts including 1)the external camera, 2) internal camera, 3) LED display, 4) power supply, 5) GPS locator, 6) Compact Flash cards 7) mirror glass, 8) wireless transmitters, 9) radar interface cables among other components.  These component parts are widely available and used by many other manufacturers therefore they have limited risk of obsolescence.  The printed circuit boards (“PCB’s”) are designed by our engineers and as such are unique to each product.  The PCB boards represent the most critical and expensive component part that is subject to technological obsolescence based upon upgrades, revisions and new products.  We closely monitor our level of PCB boards in various products versions and configurations to manage and control our risk of obsolete and excess inventory.   We believe our current levels of the various PCB boards do not represent an abnormal risk of loss due to obsolescence and our current inventory reserve levels are adequate to cover the risk they represent.

We had a high level of inventory in the period compared to our historical levels.  Our inventory levels increased versus our plan as our sales base declined in the 4th quarter 2008 and first quarter 2009, which was caused by a variety of factors.  We acquired component parts and built inventory based on a higher level of anticipated sales of our DVM-500 product line and in anticipation of having our DVM-750 product ready for commercial deliveries in the 4th quarter 2008.  We believe the level of inventory and reserves for obsolescence should be considered based on the following factors:

•
We have experienced a decrease in overall revenues during the 4th quarter 2008 and 1st quarter 2009 resulting from the challenging economy which has negatively impacted state, county and municipal budgets.  We expect that the current economic downturn will continue to depress certain state and local tax bases, which will negatively affect our business for the remainder of 2009. We expect our sales for the balance of 2009 will improve which should substantiate that our obsolescence reserves are adequate.

•
We believe that delays in the introduction of our DVM-750 resulted in significant lost revenues. We were not able to compete for several large contracts that required the specifications of the DVM-750. In addition, we bought substantial quantities of component parts in the 4th quarter 2008 and 1st quarter in anticipation of commencing commercial production of the DVM-750 in the 4th quarter 2008 which increased our inventory balances.  Based upon our marketing efforts and the level of customer response we believe that demand for this new product will be very strong. Commercial deliveries of the DVM-750 commenced in the second quarter of 2009.  We expect that our current sales backlog for the DVM-750 will substantially reduce inventory balances upon shipment of the product.  This will substantiate that our level of obsolescence reserves is adequate.

•
We anticipated the assembly line changeover to the new DVM-500 plus and DVM-750 products during the 4th quarter 2008.  We built significant quantities of the legacy DVM-500 model in the October and November 2008 to handle anticipated product demand during the conversion period.  As a result we held approximately 1,150 DVM-500 units in finished goods inventory at December 31, 2008.  These units are salable and have been reduced to less than 400 units currently though sales activities in 2009 (averaged 120 to 170 units sold per month).  The remaining legacy DVM-500 units are expected to be sold in 2009.  We have not found it necessary to offer any discounts to move the legacy DVM-500 units as their retail price point is below both the DVM-500 plus and DVM-750.   In addition, we need to maintain a minimal quantity of these units for warranty and/or service units.

•
We believe that current and potential customers may be delaying orders in anticipation of receiving the federal government’s stimulus funds in order to preserve their currently available funding and budgets.  In light of the historically high levels of federal funding, estimated at over $4 billion, allocated to Law Enforcement under the American Recovery and Reinvestment Act, the Omnibus

Appropriations Act of 2009, and other programs, law enforcement agencies will have access to federal funding that has not been available to them in the past.  We believe that such funding will have a positive impact on our orders in the future.  We anticipate a significant reduction in inventory balances to occur as these orders materialize and are shipped.

•
Our international revenues decreased substantially during the 4th quarter 2008 and 1st quarter 2009.  Sales to certain countries that have been strong revenue sources for the Company on a historical basis have been negatively impacted by political and social unrest, economic recession and a weakening of their currency exchange rate versus the US dollar.  We have focused on our international business by hiring an international sales manager in January 2009 and by appointing international distributors in new countries.  We expect international sales to improve during the remainder of 2009, based on an easing of economic, political and social conditions affecting our current international customers and as initial sales to new countries occur.  In addition, we believe that availability of the DVM-750 will help to improve our international revenues.  We anticipate a significant reduction in inventory balances to occur as these international orders materialize and are shipped.

We review and monitor the level of our inventory reserves very closely and believe strongly that we are adequately reserved as of December 31, 2008 and March 31, 2009.  We understand that our overall inventory levels are higher than our historical average at December 31, 2008 and March 31, 2009.  However, we expect to substantially reduce our finished goods levels during the balance of 2009.  Our raw material and component parts (other than the printed circuit boards) are primarily common amongst our various products and are widely used by other manufacturers which lowers our risk of obsolescence.  In particular, we have reviewed closely our printed circuit board inventory to evaluate the adequacy of our reserves, and based on such review consider our reserves adequate as of December 31, 2008 and March 31, 2009.  We also believe that our sales revenues will rebound in the 2nd, 3rd and 4th quarters of 2009 as the economic recession subsides, international sales revive, the economic stimulus plan begins to provide our customers with funding and most importantly our DVM-750 product is in full production.  The launch of our DVM-750 during the 2nd quarter 2009 has been a success with our current backlog of orders exceeding $3 million.  We expect that our inventory levels will decline during the remainder of 2009 and will substantiate the adequacy of our reserve for excess and obsolete inventory.

Note 6.  Pledged Assets and Bank Line of Credit, page F-12

11.
Please tell us and discuss in future filings how the minimum tangible net worth of $15 million is computed. We note that your only line of credit is dependent upon this covenant and a review of your balance sheets at December 31, 2008 and March 31, 2009 would cause one to believe that you may be close to the limit.

In response to the Staff’s comment, we will incorporate additional disclosures in future filings on Form 10K and 10Q regarding how the minimum tangible net worth requirement is computed.  The minimum tangible net worth requirement is calculated based on the following definitions included in the Bank documents:

Tangible Net Worth – the book value of our total assets, excluding intangible assets less total liabilities.

Intangible assets – means and includes general intangibles (as that term is defined in the Uniform Commercial Code); software (purchased or developed in-house); accounts receivable and advances due from officers, directors, employees stockholders and affiliates; leasehold improvements net of depreciation; licenses; goodwill; prepaid expenses; escrow deposits; covenants not to compete; the excess of cost over book value of acquired assets; franchise fees; organizational costs; finance reserves held for recourse obligations capitalized research and development costs; the capitalized costs of patents, trademarks, service marks and copyrights net of amortization.

As of December 31, 2008 we had tangible net worth of in excess of $16,400,000 as calculated in accordance with the bank’s definitions.  As of March 31, 2009 we had tangible net worth of in excess of $15,500,000, calculated in accordance with the bank’s definitions.

Note 7.  Accrued Expenses, page F-13

12.
Please explain to us in detail and discuss in future filings in Critical Accounting Estimates how you compute your warranty reserve. It seems that the amount that was charged off against the reserve was greater than the outstanding reserve at December 31, 2008. How did you assess the adequacy of the reserve?

In response to the Staff’s comment, we determine our warranty reserve based upon an historical analysis of the frequency of warranty returns by product, the number of units under warranty, the  length of warranty period remaining and the average cost of repairs.  Our return rate has been steadily decreasing and currently runs around 2% of cumulative units in service under warranty.

During the year ended December 31, 2008, the footnote indicated we charged a total of $517,675 against the warranty reserve for returns as compared to a year end warranty reserve of $271,307.  Our practice is to ship a replacement unit out to the customer at the time our customer support team approves a return merchandise authorization (RMA) which is in advance of receiving the defective merchandise back from the customer.  Our practice has been to charge the warranty reserve for the full standard cost of a replacement mirror at the time the replacement mirror is shipped to the customer, rather than the actual or average repair cost for the defective mirror unit.  An entry is then later made to adjust the charge to agree to the actual cost of the repair.  Our average cost to repair defective units is relatively low (approximately $150 per unit including labor, OH and freight) and we rarely receive a returned unit that becomes a total loss and is non-repairable.  Furthermore, the reason for a majority of our warranty claims is for superficial and cosmetic reasons (i.e. jammed compact flash card, cracked mirror glass, missing buttons etc.) that requires inexpensive fixes.  We determine our period end warranty reserve based on our historical experience (including our actual average repair costs) therefore the reserve is correct.  However, in preparing our rollforward of the reserve balance presented in the financial statement footnotes reflects charges to the reserve based on the full standard cost of the replacement mirror rather than our average cost to repair the defective unit.  This condition resulted in an overstatement of the provision for warranty expense and charges applied to the warranty reserve in the footnote disclosure and do not affect the gross margin or any operating expenses.  We will correct the presentation of the charges against the warranty reserve (reflect average cost of repairs rather than full standard cost of the replacement mirror) in the financial statement footnotes in future filings on Form 10K and 10Q.

For the Staff’s supplemental information, the following information presents the corrected footnote disclosures for the periods indicated:

	For the three months ended March 31, 2009	For the year ended December 31, 2008
Beginning reserve balance	$271,307	$213,428
Provision for warranty expense	69,448	209,293
Charges applied to warranty reserve	(63,302)	(151,414)
Ending reserve balance	$277,453	$271,307

Form 10-Q for March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments for the Company

Overview, page 17

13.
Please revise your statement in the last paragraph regarding the significant growth in revenues to discuss the first quarter results of 2009 that may be an indicator that previous trends may not be sustainable.

In response to the Staff’s comment, in future filings we will revise our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) to discuss that first quarter results of 2009 may be an indicator that previous trends may not be sustainable.  This addition to MD&A will appropriately address the Staff’s concerns as well as any other appropriate conditions.

Results of Operations

Revenues, page 18

14.	Expand your discussion in the first bullet to include trends for 2009.

In response to the Staff’s comment, in future filings we will revise our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) to discuss the trends for 2009.  This addition to MD&A will appropriately address the Staff’s concerns as well as any other appropriate conditions.

Cost of Revenue, page 19

15.	Please quantify the equipment discussed in the last sentence of the first paragraph and include it in your discussion of Liquidity and Capital Resources.

In response to the Staff’s comment, in future filings, we will revise our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) to quantify the test and calibration equipment necessary for the new products.  This addition to MD&A will be included in future Form 10Q and 10K filings and will appropriately address the Staff’s concerns as well as any other appropriate conditions.

Liquidity and Capital Resources, page 22

16.	Expand to discuss in detail the impact of declining sales and the overall economic situation, and your plans to address increased future capital requirements.

In response to the Staff’s comment, in future filings we will revise Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) to discuss our prospects for 2009 including any known trends, demands commitments or uncertainties and our plans to address increased future capital requirements.  This addition to MD&A will be included in future Form 10Q and 10K filings and will appropriately address the Staff’s concerns as well as any other appropriate conditions.

 In connection with responding to the Staff’s comments, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas J. Heckman Thomas J. Heckman, Chief Financial Officer

EXHIBIT A

CRITICAL ACCOUNTING POLICIES —

Our significant accounting policies are summarized in Note 1 to the financial statements included in Item 8 “Financial Statements and Supplementary Data” of this report.

While the selection and application of any accounting policy may involve some level of subjective judgments and estimates, we believe the following accounting policies are the most critical to our financial statements, potentially involve the most subjective judgments in their selection and application, and are the most susceptible to uncertainties and changing conditions:

•	Revenue Recognition / Allowance for Doubtful Accounts;

•	Allowance for excess and obsolete Inventory;

•	Warranty reserves;

•	Share-based Compensation Expense;

•	Accounting for Income Taxes

Revenue Recognition / Allowances for Doubtful Accounts —Our primary customers are state, local and federal law enforcement agencies, which historically have been low risks for uncollectible accounts. However, we do have commercial customers and international distributors that present a greater risk for uncollectible accounts than such law enforcement customers and we consider a specific reserve for bad debts based on their individual circumstances.  Our historical bad debts have been negligible with less than $15,000 charged off as uncollectible since we commenced deliveries during 2006.  As of December 31, 2008, we have an allowance for doubtful accounts totaling $90,000 as compared to $28,224 as of December 31, 2007.

We have outstanding receivables from two individual customers totaling $2,889,645 as of December 31, 2008 which we have specifically reviewed for risk of loss due to uncollectibility.  Based on our specific review, we consider both customer balances to be fully collectible because of our historical experiences with these customers and our ongoing evaluation of their credit status.  However, should the balances due from either or both of these customers ultimately become uncollectible then our allowance for bad debts will not be sufficient to cover the charge-off and we will be required to record additional bad debt expense in our statement of operations.

Allowance for Excess and Obsolete Inventory —The Company records valuation reserves on its inventory for estimated excess or obsolete inventory items. The amount of the reserve is equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. On a quarterly basis, management performs an analysis of the underlying inventory to identify reserves needed for excess and obsolescence. Management uses its best judgment to estimate appropriate reserves based on this analysis. In addition, the Company adjusts the carrying value of inventory if the current market value of that inventory is below its cost.

Inventories consist of the following at December 31, 2008 and 2007:

	2008	2007
Raw material and component parts	$6,038,313	$2,919,979
Work-in-process	52,500	25,762
Finished goods	2,798,269	214,685
Subtotal	8,889,082	3,160,426
Reserve for excess and obsolete inventory	(529,121)	(196,328)

Total	$8,359,961	$2,964,098

The Company balances the need to maintain strategic inventory levels to ensure competitive delivery performance to its customers against the risk of inventory obsolescence due to changing technology and customer requirements. As reflected above, the Company’s inventory reserves represented 6% of the gross inventory balance at December 31, 2008, compared to 6% of the gross inventory balance at December 31, 2007. Our finished goods are composed primarily of our DVM 500 mirror system and DVF 500 flashlight which are not considered excess or obsolete.  The Company is introducing an updated version of the DVM-500 mirror system and a new DVM-750 mirror product line with advanced features.  Raw material and component part inventory balances were increased at December 31, 2008 to accommodate the conversion to the updated DVM-500 and the new DVM 750 products.  The level of finished goods at December 31, 2008 were increased because of two primary factors; 1) we produced extra DVM 500 units in order to accommodate the conversion of our product line to the newer products without slowing our delivery capabilities during the transition period and 2) there was a general decrease in demand from our customers because of the economic recession and delays in purchasing units in anticipation of receiving Economic Stimulus Plan funding in the future.  Our raw material and component part inventory levels at December 31, 2008 was increased primarily because of the following factors 1) we had purchased component parts related to our DVM 750 product in anticipation of beginning commercial deliveries in the fourth quarter of 2008, 2) there was a general decrease in demand from our customers because of the economic recession and delays in purchasing units in anticipation of receiving Economic Stimulus Plan funding in the future.  The Company has inventory reserves for pending changes to the product line, engineering upgrades and design changes that alter the demand for component parts and a shift of production to outsourcing to contract manufacturers.

If actual future demand or market conditions are less favorable than those projected by management or significant engineering changes to product that are not anticipated and appropriately managed, additional inventory writedowns may be required in excess of the inventory reserves already established.

Warranty Reserves —We generally provide a two year parts and labor warranty on our products to our customers.  Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of claims. We actively study trends of claims and take action to improve product quality and minimize claims. Our warranty reserves were increased to $271,307 as of December 31, 2008 as compared to $213,428 as of December 31, 2007 which reflects the increased number of units under warranty offset by an improvement in our return frequency rates and average cost of each claim.  We are introducing several new products including the DVM 750 mirror system during 2009 for which we have limited or no historical warranty data.  There is a risk that we will have higher warranty claim frequency rates and average cost of claims on these new products than our legacy products.  Actual experience could differ from the amounts estimated requiring adjustments to these liabilities in future periods.

Share-based Compensation Expense — We grant stock options to our employees and directors and such benefits provided are share-based payment awards subject to the provisions of SFAS No. 123R, “Share-based Payments” (“SFAS No. 123R”). Under SFAS No. 123R, we are required to make significant estimates related to determining the value of our share-based compensation. Our expected stock-price volatility assumption is based on historical volatilities of the underlying stock which are obtained from public data sources. For stock option grants issued during the year ended December 31, 2009, we used an expected stock-price volatility of 50% to 55%. The expected term of options granted during 2008 ranged from 2 to 6 years.

If factors change and we develop different assumptions in the application of SFAS No. 123R in future periods, the compensation expense that we record under SFAS No. 123R may differ significantly from what we have recorded in the current period. There is a high degree of subjectivity involved when using option pricing models to estimate share-based compensation under SFAS No. 123R. Changes in the subjective input assumptions can materially affect our estimates of fair values of our share-based compensation. Certain share-based payment awards, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, values may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. Although the fair value of employee share-based awards is determined in accordance with SFAS No. 123R and SAB No. 110 using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

In addition, under SFAS No. 123R we are required to net estimated forfeitures against compensation expense. This requires us to estimate the number of awards that will be forfeited prior to vesting. If actual forfeitures in future periods are different than our initial estimate, the compensation expense that we ultimately record under SFAS No. 123R may differ significantly from what was originally estimated. The estimated forfeiture rate for unvested options outstanding as of January 3, 2009 is 34%.

          Accounting for Income Taxes — Accounting for income taxes requires significant estimates and judgments on the part of management. Such estimates and judgments include, but are not limited to, the effective tax rate anticipated to apply to tax differences that are expected to reverse in the future, the sufficiency of taxable income in future periods to realize the benefits of net deferred tax assets and net operating losses currently recorded and the likelihood that tax positions taken in tax returns will be sustained on audit.

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” and Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). As required by SFAS No. 109, we record deferred tax assets or liabilities based on differences between financial reporting and tax bases of assets and liabilities using currently enacted rates that will be in effect when the differences are expected to reverse. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2008, cumulative valuation allowances in the amount of $165,000 were recorded in connection with the net deferred income tax assets. As required by FIN 48, we have performed a comprehensive review of our portfolio of uncertain tax positions in accordance with recognition standards established by the Interpretation. Pursuant to FIN 48, an uncertain tax position represents the Company’s expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes.  We have no recorded liability as of December 31, 2008 representing uncertain tax positions.

We have generated substantial deferred income tax assets related to our operations primarily from the charge to compensation expense taken for stock options, certain tax credit carryforwards and net operating losses. For us to realize the income tax benefit of these assets, we must generate sufficient taxable income in future periods when such deductions are allowed for income tax purposes. In some cases where deferred taxes were the result of compensation expense recognized on stock options, our ability to realize the income tax benefit of these assets is also dependent on our share price increasing to a point where these options have intrinsic value at least equal to the grant date fair value and are exercised. In assessing whether a valuation allowance is needed in connection with our deferred income tax assets, we have evaluated our ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred income tax assets. We continue to evaluate our ability to use recorded deferred income tax asset balances. If we fail to generate taxable income for financial reporting in future years, no additional tax benefit would be recognized for those losses, since we will not have accumulated enough positive evidence to support our ability to utilize net operating loss carryforwards in the future.  Therefore we may be required to increase our valuation allowance in future periods should our assumptions regarding the generation of future taxable income not be realized.